FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on May 8, 2006

STEALTHGAS ANNOUNCES AGREEMENT TO ACQUIRE THREE LPG CARRIERS

EXPANDING FLEET TO 27 VESSELS

REPORTS DETAILS OF NEW CREDIT FACILITY

ATHENS, GREECE, May 8, 2006. STEALTHGAS INC. (NASDAQ:GASS) made today several announcements as follows.

Fleet Developments:

STEATHGAS INC. announced today that it has entered into an agreement to acquire three additional LPG carriers, the “Sir Ivor”, the “Lyne” and the “Gas Hope M” to be renamed the “Gas Nemesis”.

The “Sir Ivor” will be acquired for a consideration of $16.7 million. It is a Fully-Pressurized (F.P.) LPG carrier built in China in 2003 with a capacity of 5,030 cubic meters (cbm).  Upon its expected delivery in May 2006, it will be deployed under a bareboat charter to a major LPG trader at the rate of USD 163,636 per calendar month until May 2009. Thereafter, at the charterer’s option, the bareboat charter can be extended for a further 12-month period at a rate of USD 171,717 per calendar month.

The “Lyne” will be acquired for a consideration of $11.0 million. It is a Fully-Pressurized (F.P.) LPG carrier built in Japan in 1996 with a capacity of 5,014 cubic meters (cbm).  Upon its expected delivery in May 2006, it will be deployed under a bareboat charter to a major LPG trader at the rate of USD 163,636 per calendar month until May 2009. Thereafter, at the charterer’s option, the bareboat charter can be extended for a further 12-month period at a rate of USD 171,717 per calendar month.

The “Gas Nemesis” will be acquired for a consideration of $10.5 million. It is a Fully-Pressurized (F.P.) LPG carrier built in Japan in 1995 with a capacity of 5,000 cubic meters (cbm). Upon its expected delivery by the end of May 2006 or early June 2006, it will be deployed under an existing time charter to an oil major at a rate of USD 200,000 per calendar month until December 2006.

STEALTHGAS, INC. also announced that it has fixed a new time charter agreement for the “Gas Amazon”, after the expiration of its current charter in May 2006, with a major international gas trader. The new charter is for a 12-month period commencing at the end of May 2006 or the beginning of June 2006 at the rate of USD 300,000 per calendar month. The “Gas Amazon” is a Fully-Pressurized (F.P.) LPG carrier built in 1992 with a capacity of 6,526 cubic meters (cbm).

Finally, STEALTHGAS, INC. announced that as of April 3, 2006 the “Feisty Gas” has been renamed the “Gas Zael”. The “Gas Zael” is a Fully-Pressurized (F.P.) LPG carrier built in Japan in 2001 with a capacity of 4,250 cubic meters (cbm).

New Credit Facility:

In addition, STEALTHGAS INC. has negotiated and agreed in principle to a new credit facility with Fortis Bank, which replaces the existing Fortis Bank credit facility. The new credit facility will facilitate the acquisitions of the three additional vessels, the “Sir Ivor”, the “Lynne” and the “Gas Nemesis”.

The new credit facility provides for an increased amount of up to $79.85 million with repayment terms over 10 years at a margin of 75 basis points over LIBOR based on the current loan to value ratio, as opposed to the original amount of $ 50.4 million, all of which was fully drawn, with repayment terms over eight years at a margin of 90 basis points over LIBOR under the previous Fortis Bank credit facility.  The new credit facility will be secured by the nine existing vessels that secured the previous facility plus the three new additional vessels to be acquired as mentioned above.

President and CEO Harry Vafias commented: “We are particularly pleased with these new announcements, as they demonstrate that we are completely on track with the development and expansion of our company within the context of our strategy, as we have outlined it publicly to the investment community. With 27 LPG carriers, STEALTHGAS INC. reinforces its position as the global leader in terms of owned vessels in the 3,000 cbm to 8,000 cbm segment on which we focus. Furthermore, the acquisition of these three additional vessels and their immediate deployment under long term charters will enhance our revenues and profitability and is within our strategy to seek visible and secure revenues which enable us to generate stable and increasing returns to our shareholders.”

Chief Financial Officer Andrew Simmons stated: “The new credit facility with its increased amount and improved terms demonstrates our company’s standing and credibility and the support we get from our lenders, which enables us to realize our expansion plans aimed to increase shareholder return, whilst still maintaining our debt at a prudent and manageable level.”

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration	Monthly Rate (1*) $
CURRENT FLEET (Initial Fleet plus Identified and Additional Vessels already delivered to GASS)
Gas Cathar(2)	7,517	F.P.	2001	Oct 2005	Time Charter	August 2007	365,000
Gas Chios	6,562	F.P.	1991	Oct 2005	Time Charter	March 2007	300,000
Gas Marathon	6,550	F.P.	1995	Nov 2005	Bareboat	Oct 2007	220,000
Gas Amazon (7)	6,526	F.P.	1992	May 2005	Time Charter	Dec 2006	300,000
Gas Monarch(3)	5,018	F.P.	1997	Dec 2005	Time Charter	June 2007	295,000
Gas Emperor	5,013	F.P.	1995	Feb 2005	Time Charter	June 2007	245,000
Birgit Kosan	5,012	F.P.	1994	April 2005	Bareboat	April 2007	190,000
Catterick	5,000	F.P	1995	Nov 2005	Time Charter	Feb. 2007	300,000
Gas Zael (6)	4,250	F.P.	2001	Dec 2005	Time Charter	August 2006	199,000
Gas Spirit(4)	4,250	F.P.	2001	Dec 2005	Time Charter	June 2007	195,000
Gas Courchevel	4,109	S.R.	1991	Nov 2004	Time Charter	August 2006	395,000
Gas Sincerity	4,100	F.P.	2000	Nov 2005	Time Charter	July 2006	285,000
Gas Prophet	3,556	F.P.	1996	Oct 2004	Spot	N/A	N/A
Gas Shangai	3,526	F.P.	1999	Dec 2004	Spot	N/A	N/A
Gas Legacy	3,500	F.P.	1998	Oct 2005	Time Charter	April 2007	250,000
Gas Fortune	3,500	F.P.	1995	Feb 2006	Time Charter	Feb. 2007	175,000
Gas Czar(5)	3,500	F.P.	1995	Feb 2006	Time Charter	Nov 2007	171,250
Gas Eternity	3,500	F.P.	1998	March 2006	Spot	N/A	N/A
Gas Artic	3,434	S.R.	1992	Apr 2005	Bareboat	April 2009	190,000
Gas Ice	3,434	S.R.	1991	Apr 2005	Bareboat	April 2008	174,250
Gas Crystal	3,211	S.R.	1990	Nov 2005	Spot	N/A	N/A
Gas Oracle	3,014	F.P.	1990	Dec 2005	Time Charter	May 2006	118,000
Gas Prodigy	3,014	F.P.	1995	Oct 2005	Time Charter	Dec. 2006	219,000
Gas Tiny	1,320	S.R.	1991	Oct 2004	Time Charter	Dec. 2006	120,000
Subtotal – 24 vessels	102,416 cbm
ADDITIONAL VESSELS (with expected delivery date)
Sir Ivor (8)	5,030	F.P.	2003	May 2006	Bareboat	May 2009	163,500
Lyne (9)	5,014	F.P.	1996	May 2006	Bareboat	May 2009	163,500
Gas Nemesis (10)	5,000	F.P.	1995	May/June 2006	Time Charter	Dec. 2006	200,000
Subtotal – 3 vessels	15,044
FLEET TOTAL 27 VESSELS	117,460

•

F.P.: Fully Pressurized

•

S.R.: Semi-Refrigerated

•

(1) To calculate daily rate divide by 30.4. All rates are quoted on a gross basis and do not take into account chartering commissions

•

(2) Gas Cathar is employed until August 2006 at a rate of USD 365,000 per month. Thereafter Gas Cathar will be employed for a further one year period at a rate of USD 355,000.

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(3) As of February 24, 2005 “Sweet Dream” was renamed “Gas Monarch”.

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(4) Gas Spirit is employed until June 2006 at a rate of USD 195,000 per month. The rate for the 12-month period between June 2006 and June 2007 will be agreed no later than the end of February 2006 and will range between a minimum of USD 250,000 and a maximum of USD 350,000.

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(5) Gas Czar is employed until November 2006 at a rate of USD 171,250 per month. The rate for the 12 month period between December 2006 and November 2007 will be agreed upon no later than the commencement of the charter extension for the 12 months and will range between a minimum of USD 190,000 and a maximum of USD 210,000.

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(6) As of April 03, 2006 “Feisty Gas” was renamed “Gas Zael”.

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(7) Gas Amazon is employed until May 2006 at a rate of USD 420,000 per month.

•

(8) Sir Ivor will be employed under a bareboat charter until May 2009 at a rate of USD 163,636. Thereafter, Sir Ivor, at the charterer’s option, can be employed for a further one year at a rate of USD 171,717.

•

(9) Lyne will be employed under a bareboat charter until May 2009 at a rate of USD 163,636. Thereafter, Lyne, at the charterer’s option, can be employed for a further one year at a rate of USD 171,717.

•

(10) Gas Nemesis is employed until December 2006.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 24 LPG carriers, and intends to acquire three additional LPG carriers.  Once these acquisitions are completed, STEALTHGAS INC's fleet will be composed of 27 LPG carriers with a total capacity of 117,460 cubic meters (cbm). STEALTHGAS’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  May 8, 2006                    By:            /s/ Andrew J. Simmons

                                             ----------------------------------

                                             Andrew J. Simmons

                 Chief Financial Officer

End of Filing